787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 9, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Global Infrastructure ETF (the “Fund”), a series of Legg Mason ETF

Equity Trust (the “Trust”)

Post-Effective Amendment No. 6

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on October 5, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of December 19, 2016 with respect to the Fund. This letter responds to the comments that you provided in a telephone conversation with the undersigned and Juliet Y. Mun on November 18, 2016. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. Page references are to the Amendment.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund.

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Prospectus

Comment No. 2: Please supplementally provide the Fund’s index methodology.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The Fund’s index methodology will be provided supplementally.

Prospectus – Principal investment strategies

Comment No. 3: We note the statement that “[t]he fund will invest at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that compose its Underlying Index.” For purposes of Rule 35d-1, infrastructure is an industry and, therefore, the fund should have a policy to invest at least 80% of its assets in investments as suggested by the name. If this statement was designed to comply with Rule 35d-1, please:

•	Confirm that the Underlying Index classifies companies as being in the infrastructure industry using methods consistent with Rule 35d-1 (e.g., classifying a company based on the majority of its assets, revenues, net income, etc., as coming from the infrastructure industry).

•	Confirm the Fund’s intention to monitor and periodically evaluate whether the index constituents continue to be appropriate for compliance with Rule 35d-1.

•	Disclose that the Fund will provide investors with 60 days’ notice prior to any change in the 35d-1 policy.

Response: The Trust confirms that the Underlying Index classifies companies as being in the infrastructure industry using methods consistent with Rule 35d-1. In order to be eligible for inclusion in the Underlying Index, each security is required to exhibit infrastructure qualities. These are determined by calculating Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Earnings Before Interest & Tax (“EBIT”) or revenue (in that order), using publicly available financial data, and assigning it to one of the infrastructure sector definitions (electric, gas, water, communications, ports, railways, toll roads or airports). Each company included in the Underlying Index is required to derive at least 60% of its EBITDA, EBIT or revenue from one or more of these sectors and is assigned an infrastructure exposure score based on its market capitalization adjusted by its exposure to infrastructure.

The Trust further confirms that the Fund will monitor and periodically evaluate whether the Underlying Index’s constituents continue to be classified as being in the infrastructure industry in compliance with Rule 35d-1. The infrastructure exposure score of each company in the Underlying Index will be calculated at least on an annual basis. If a company materially changes its business so that its infrastructure exposure score falls below the threshold necessary for inclusion in the Underlying Index, it will be removed from the Underlying Index.

The Fund’s prospectus already discloses in the section captioned “More on the fund’s investment strategies, investments and risks—Important information” that its policy to invest at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that compose its Underlying Index may be changed by the Board without shareholder approval upon 60 days’ prior notice to shareholders.

Comment No. 4: Please explain how the companies within the GICS sub-industries are identified and classified into infrastructure sectors. In addition, please explain why “energy traders” and “specialized REITs” are included in the infrastructure sector.

Response: RARE Infrastructure (North America) Pty Limited (“RARE”), the Fund’s subadviser, has advised that it does not believe that there is a commonly accepted definition of “infrastructure” or an agreed-upon subset of GICS sectors/industries constituting “infrastructure.” As disclosed in the Fund’s Statement of Additional Information (the “SAI”), a company is included in the Underlying Index if it derives at least 60% of its EBITDA, EBIT or revenue from the following sectors definitions/classifications:

•	Electric – Transmission or Distribution Networks or Power Generation

•	Gas – Transmission or Distribution Network

•	Water – Network or water related services

•	Communications – Towers or Satellite Operators

•	Ports – Container and marine terminals

•	Railways – Freight or passenger railways

•	Toll Roads

•	Airports

RARE uses publicly available financial data to screen companies in the MSCI ACWI All Cap Index to include only companies within 13 GICS sub-industries. According to RARE, those sub-industries contain a significant number of companies that derive at least 60% of their EBITDA, EBIT or revenue from the above sectors. Not all companies within the specified sub-industries are considered to be in infrastructure, and RARE uses publicly available financial data to create an exposure scoring system that filters out any companies that do not have the majority of their revenues derived from infrastructure.

These sectors are further classified into “utilities infrastructure” or “economically sensitive infrastructure.” RARE defines these classifications as follows:

•	Utilities: Companies whose revenues are determined by regulation or contracted.

•	Economically sensitive: There is some element of volume risk in their revenue determination.

With respect to the GICS sub-industry classified as “Independent Power Producers & Energy Traders,” there are two types of companies grouped into this one classification. Companies that are categorized as Independent Power Producers are eligible for inclusion in the Underlying Index as RARE considers them to fall under the definition of “Electric – Power Generation.” However, companies that are categorized as “Energy Traders” are not considered by RARE to be infrastructure and will be excluded from the Underlying Index if more than 40% of their EBITDA, EBIT or revenue is derived from energy trading.

With respect to the GICS sub-industry classified as “Specialized Real Estate Investment Trusts (“REITs”),” there are two companies in that sub-industry that operate “Communications – Towers” that are eligible for inclusion in the Underlying Index.

Comment No. 5: We note the statement that “[t]he Underlying Index applies multiple screens to select securities that provide investors with exposure to securities that most closely match RARE’s definition of infrastructure.” We note that the prior disclosure suggests that the Fund is relying on GIC classifications. Please reconcile and clarify as necessary.

Response: The Trust respectfully declines to revise this disclosure. The Trust believes that the disclosure makes it clear that the Underlying Index relies on GICS classifications to screen out companies without infrastructure exposure, but the remaining screens apply factors that were developed by RARE that result in securities that match its definition of infrastructure.

Comment No. 6: Please briefly disclose how the Underlying Index determines forward looking dividend yields and operating cash flow yields in a manner consistent with a rules-based approach.

Response: As detailed in the SAI, forward looking dividend yields and operating cash flow yields are determined as follows:

•	Forward-looking dividend yield is defined as dividends per share payable in the next year divided by the daily average share price for one year. The next year estimates are sourced from Factset, utilizing the broker consensus estimate.

•	Operating cash flow yield is defined as the latest available annual operating cash flow divided by the daily average enterprise value for one year. The cash flow information is sourced from a company’s annual reports and is publicly available financial data.

Comment No. 7: We note that the prospectus lists three factors used to select securities. Please explain how these three factors relate to the Underlying Index. In addition, please provide additional disclosure about what the factors are and how they are used. For example, how are forward looking dividend yields calculated and over what time period? Is there a threshold used to exclude issuers based on the factor? If so, what is it?

Response: The factors are the screens that are applied to select securities that RARE believes to be of investable quality. The disclosure in the SAI under “Investment Objective and Management Policies – Investment Objective and Principal Investment Strategies” regarding the screens has been revised as follows (deleted disclosure is crossed through and new language is in italics):

The Underlying Index applies multiple screens to select the more highly-scored individual infrastructure-related securities, including screens for the following factors:

•	Daily share price volatility (measured over a three-year period).

•	Market capitalization and average daily volume: Companies are screened out if their average market capitalization for one year is less than US$500 million and/or if the one-year average daily value traded is less than US$2 million.

•

Forward looking ~~Expected~~ dividend yield (defined as consensus dividends per share ~~expected to be paid~~ payable in the next year divided by the daily average share price for one year): The companies remaining after the market cap and average daily trading volume screen are ranked from highest to lowest in forward-looking dividend yield. The top two quartiles remain in the universe, and the bottom two are subject to an operating cash flow yield screen.

•	Operating cash flow yield (defined as the latest available annual operating cash flow divided by the daily average enterprise value for one year): Companies are ranked from highest to lowest operating cash flow yield, with the top two quartiles being added back into the universe. In addition, companies in the top two quartiles with operating cash flow yield greater than two standard deviations from the mean are also excluded.

Comment No. 8: To the extent appropriate, please clarify the market cap range associated with the companies included in the Underlying Index. Also, to the extent that these companies are state-owned or -sponsored, revise to provide additional risk disclosure.

Response: As disclosed in the SAI, companies are screened out of the Underlying Index if their average market capitalization for one year is less than US$500 million. There is no upper limit on market capitalization. RARE has advised the Trust that the largest market cap of a company in the Underlying Index is approximately US$83 billion.

RARE has also advised the Trust that MSCI also applies a free float market capitalization minimum to the MSCI ACWI All Cap Index. This minimum excludes companies with low free float and some state-owned companies. However, the Underlying Index may contain companies that have varying degrees of state ownership from time to time. For example, the Underlying Index currently includes Korea Electric Power Corporation, about 50% percent of which is currently owned by the government of South Korea.

As a result, “Foreign investment and emerging market risk” in the section of the prospectus titled “More on the fund’s investment strategies, investments and risks” is revised as follows (new language in italics):

Foreign investment and emerging market risk. The fund’s investments in securities of foreign issuers or issuers with significant exposure to foreign markets involve additional risk. Foreign countries in which the fund may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the fund’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable or unsuccessful government actions, reduction of government or central bank support and political or financial instability. Lack of information may also affect the value of these securities.

The value of the fund’s foreign investments may also be affected by foreign tax laws, special U.S. tax considerations and restrictions on receiving the investment proceeds from a foreign country. Dividends or interest on, or proceeds from the sale or disposition of, foreign securities may be subject to non-U.S. withholding or other taxes.

In some foreign countries, less information is available about issuers and markets because of less rigorous accounting and regulatory standards than in the United States. It may be difficult for the fund to pursue claims against a foreign issuer in the courts of a foreign country. In certain foreign markets, settlement and clearance procedures may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments. To extent the fund focuses its investments in a single country or only a few countries in a particular geographic region, economic, political, regulatory or other conditions affecting such country or region may have a greater impact on fund performance relative to a more geographically diversified fund.

The risks of foreign investments are heightened when investing in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. They are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility. Investors should be able to tolerate sudden, sometimes substantial, fluctuations in the value of their investments. Emerging market countries may have policies that restrict investment by foreigners or that prevent foreign investors from withdrawing their money at will. Governments of many countries have exercised and continue to exercise substantial influence over many aspects of the private sector through the ownership or control of many companies, including some of the largest in these countries. As a result, government actions in the future could have a significant effect on economic conditions which may adversely affect prices of certain portfolio securities.

Comment No. 9: We note that each company within the Underlying Index is “given a weight based on its market capitalization adjusted by its infrastructure exposure and security price volatility.” Please revise this disclosure to incorporate how the Underlying Index measures and incorporates securities price volatility.

Response: The disclosure under the caption “More on the fund’s investment strategies, investments and risks – Principal investment strategies” has been revised as follows (new disclosure is in italics):

“Each company within the Underlying Index is given a weight based on its market capitalization adjusted by its infrastructure exposure and security price volatility. The daily share price return volatility is measured over a three-year period with each company assigned to a ‘Volatility Quartile.’ The top quartile of companies (highest volatility) have their weights adjusted by a factor of 25%, the second quartile have their weights adjusted by a factor of 50%, and so on.”

Comment No. 10: Please revise to explain how the OECD G7 Leading Indicators Index adjustment for sector weighting works.

Response: The disclosure under the caption “More on the fund’s investment strategies, investments and risks – Principal investment strategies” has been revised as follows (new disclosure is in italics):

“The weight of each sector in the Underlying Index will range from 40% to 60% and will be adjusted quarterly based on movements in the OECD G7 Leading Indicators Index (the “LEI Index”), which attempts to identify trends in the economic cycle. The sector weight allocation is determined at the time of the quarterly reweighting of the Underlying Index by observing the LEI Index, with the quarter on quarter change in the LEI Index being used to determine adjustments to sector weightings. A balanced portfolio is assumed to be 50% in utilities infrastructure and 50% in economically sensitive infrastructure. If the LEI Index indicates that economic activity will increase, then the economically sensitive weight of the Underlying Index is increased and, conversely, as the LEI Index indicates economic activity will decrease, then the utilities weight of the Underlying Index is increased.

Prospectus – More on the fund’s investment strategies, investments and risks

Comment No. 11: We note that the carryover disclosure in the “Derivatives risk.” The last sentence should be relocated as it relates to dividend-paying stock.

Response: The “Derivatives risk” in the statutory prospectus has been revised as follows (deleted disclosure is crossed through):

Risks associated with the use of derivatives are magnified to the extent that an increased portion of the fund’s assets are committed to derivatives in general or are invested in just one or a few types of derivatives. ~~Dividend-paying stock risk. There is no guarantee that the issuers of the stocks held by the fund will declare dividends in the future or that, if dividends are declared, they will remain at their current levels or increase over time. Dividend-paying stocks may not participate in a broad market advance to the same degree as other stocks, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend.~~

Comment No. 12: We note the “Energy sector risk.” Please revise to explain the link between the energy and infrastructure sectors.

Response: The disclosure has been revised as follows (new language in italics):

Energy sector risk. The energy sector of an economy is cyclical and highly dependent on energy prices. The market value of companies in the local energy sector is strongly affected by the levels and volatility of global energy prices, energy supply and demand, capital expenditures on exploration and production of energy sources, energy conservation efforts, exchange rates, interest rates, economic conditions, tax treatment, increased competition and technological advances, among other factors. Companies in this sector may be subject to substantial government regulation and contractual fixed pricing, which may increase the cost of doing business and limit the earnings of these companies. A significant portion of the revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of companies in this sector. Energy companies may also operate in, or engage in, transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Energy companies also face a significant risk of liability from accidents resulting in injury or loss of life or property, pollution or other environmental problems, equipment malfunctions or mishandling of materials and a risk of loss from terrorism, political strife and natural disasters. Any such event could have serious consequences for the general population of the affected area and could have an adverse impact on the fund’s portfolio and the performance of the fund. Energy companies can be significantly affected by the supply of, and demand for, specific products (e.g., oil and natural gas) and services, exploration and production spending, government subsidization, world events and general economic conditions. Energy companies may have relatively high levels of debt and may be more likely than other companies to restructure their businesses if there are downturns in energy markets or in the global economy. Companies in the energy infrastructure sector also may be adversely affected by changes in exchange rates, interest rates, economic conditions, tax treatment, government regulation and intervention, negative perception, efforts at energy conservation and world events in the regions in which the companies operate (e.g., expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and repatriation of capital, military coups, social unrest, violence or labor unrest). Companies in the energy infrastructure sector may have significant capital investments in, or engage in transactions involving, emerging market countries, which may heighten these risks.

Comment No. 13: Please review the Fund’s risk disclosure in the statutory prospectus to ensure that it is concise, focuses on principal risks and does not include unnecessary disclosure. It is unclear, for example, whether the structured instrument risk and secondary market risk disclosure can be truncated or relocated to the SAI. Please revise or advise as appropriate.

Response: The Trust believes that the risk disclosure in the statutory prospectus includes all disclosure that is necessary and appropriate for a complete understanding of the risks associated with an investment in the Fund.

Comment No. 14: Please remove the paragraph following “Volatility risk” that refers to other factors that could adversely affect an investment in the Fund and confirm that the Fund’s principal risks have been described in the prospectus.

Response: The Trust respectfully submits that it believes this reference is appropriate to refer investors to the SAI for more information about the Fund’s investment policies, strategies and risks. The Trust believes that the Prospectus includes all risk disclosure as required by Items 4 and 9 of Form N-1A.

Prospectus – More on fund management

Comment No. 15: We note that the Fund has adopted a 12b-1 Plan, but there are no current plans to impose a 12b-1 fee. Please confirm that there are no plans or expectations to impose 12b-1 fees within one year from the effective date of the Fund.

Response: The Trust confirms that there are no plans or expectations to impose the 12b-1 fee within one year of effectiveness.

Prospectus – Disclaimers

Comment No. 16: Please update the “Disclaimers” section to be consistent with the November 2, 2016 letter from the Trust responding to SEC comments on Legg Mason Emerging Markets Low Volatility High Dividend ETF.

Response: The disclaimer has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

~~Neither LMPFA, LMIS,~~ RARE ~~nor Western Asset~~ does not guarantee~~s~~ the accuracy and/or the completeness of the Underlying Index or any data included therein, and ~~neither LMPFA, LMIS,~~ RARE ~~nor Western Asset~~ shall not have any liability for any errors, omissions or interruptions therein. ~~Neither LMPFA, LMIS,~~ RARE ~~nor Western Asset~~ makes no ~~any~~ warranty, express or implied, as to results to be obtained by the fund, owners of the shares of the fund or any other person or entity from the use of the Underlying Index, ~~trading based on the Underlying Index,~~ or any data included therein, either in connection with the fund or for any other use. ~~Neither LMPFA, LMIS,~~ RARE ~~nor Western Asset~~ makes no ~~any~~ express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall ~~either LMPFA, LMIS,~~ RARE ~~or Western Asset~~ have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) arising out of matters relating to the use of the Underlying Index, even if notified of the possibility of such damages.

Statement of Additional Information (“SAI”)

Comment No. 17: On page 3 of the SAI, we note that the discussion of how RARE constructs the Index, particularly with respect to the screens and weightings, is more informative than the prospectus disclosure. Please consider relocating material portions of this SAI disclosure to the statutory prospectus.

Response: The Registrant respectfully declines to relocate this SAI disclosure to the statutory prospectus. The Registrant believes that the current prospectus disclosure accurately describes the Underlying Index and that the SAI disclosure provides supplemental information to interested investors. As noted above in the Trust’s responses to Comment Nos. 9 and 10, additional disclosure with respect to how RARE constructs the Underlying Index has been included in the section captioned “More on the fund’s investment strategies, investments and risks.”

Comment No. 18: On page 34 of the SAI, please disclose why “approximately” is included in the Fund’s concentration policy and why the fund believes it is appropriate under the circumstances.

Response: As noted in the prospectus, the Fund’s portfolio composition may not match the Underlying Index for a period of time due to a number of factors, such as a delay in the Fund’s implementation of changes to the composition of the Underlying Index. In addition, RARE may use a representative sampling strategy to manage the Fund, under which the Fund would invest in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. Moreover, as noted under the caption “More on the fund’s investment strategies, investments and risks – More on risks of investing in the fund — Tracking error risk” in the Fund’s prospectus, the Underlying Index is not subject to the tax diversification requirements to which the Fund must adhere and, accordingly, the Fund may be required to deviate its investments from the securities and relative weightings of the Underlying Index. Given the potential differences between the Fund and its Underlying Index, the Trust believes it is appropriate to state that the Fund will concentrate in an industry to approximately the same extent that the Underlying Index concentrates in that industry.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Juliet Y. Mun, Esq., Willkie Farr & Gallagher LLP